UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41987

U-BX Technology Ltd.

(Translation of registrant’s name into English)

Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Extraordinary General Meeting of Shareholders

At the annual general meeting of shareholders (the “Meeting”) of U-BX Technology Ltd. (the “Company”) convened at November 4, 2025, at 3:00 P.M., Beijing Time (November 4, 2025, at 3:00 A.M., Eastern Time), at Building 3, Room 101, Angel Industrial Park, Anji County, Huzhou City, Zhejiang Province, People’s Republic of China, the shareholders of the Company adopted resolutions approving all of the eight proposals considered at the Meeting. A total of 23,315,337 votes, representing 76.99% of the votes exercisable, represented by 23,315,337 ordinary shares, par value $0.0016 per share of the Company, each of which is entitled to one (1) vote per share, as of October 3, 2025, the record date, were present in person or by proxy at the Meeting. All matters voted on at the meeting were approved. The results of the votes were as follows:

1. Proposal One – Re-appointment of Directors

Resolution(s)	For	Against	Withheld/ Abstain
Proposal One: By an ordinary resolution, to re-appoint four directors, Jian Chen, Xu Xie, Da Yang, and Shaolan Ma, to serve on the Company’s board of directors until the next annual general meeting of shareholders.
• Jian Chen	23,306,455	2,758	6,125
• Xu Xie	23,306,497	2,716	6,125
• Da Yang	23,306,476	2,737	6,125
• Shaolan Ma	23,306,495	2,708	6,135

2. Proposal Two – Appointment of HTL

Resolution(s)	For	Against	Withheld/ Abstain
Proposal Two: By an ordinary resolution, to approve the appointment of HTL International, LLC as the Company’s independent registered public accounting firm for the fiscal year ending on June 30, 2026.	23,294,665	14,156	6,517

3. Proposal Three – Approval of the Share Capital Increase

Resolution(s)	For	Against	Withheld/ Abstain
Proposal Three: By an ordinary resolution, (a) to approve an increase of the Company’s authorized share capital from USD 1,000,000.00 divided into 625,000,000 ordinary shares of par value USD 0.0016 each to USD 250,000,000.00 divided into 156,250,000,000 ordinary shares of par value USD 0.0016 each by the creation of additional 155,625,000,000 ordinary shares of par value USD 0.0016 each to rank pari passu in all respects with the existing shares in the capital of the Company (the “Share Capital Increase”) and (b) to authorise the directors of the Company to effect or not effect the Share Capital Increase, and to take all such actions (including without limitation, to determine the effective time of the Share Capital Increase) as they may consider necessary or desirable in connection with the implementation of the Share Capital Increase.	23,293,876	21,413	48

4. Proposal Four – Adoption of Dual Class Structure

Resolution(s)	For	Against	Withheld/ Abstain

Proposal four: (a) By a special resolution and after the Share Capital Increase, to (i) re-designate all of the issued and outstanding ordinary shares of par value USD 0.0016 each in the capital of the Company (the “Ordinary Shares”) into class A ordinary shares of USD 0.0016 par value each, each having identical rights as the existing Ordinary Shares with one (1) vote per share (the “Class A Ordinary Shares”) on a one for one basis; (ii) re-designate 5,000,000,000 authorized but unissued Ordinary Shares into 5,000,000,000 class B ordinary shares of par value USD 0.0016 each, each having 20 votes per share (the “Class B Ordinary Shares”) on a one for one basis; and (iii) re-designate the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one for one basis, (i-iii above are collectively referred to as the “Variation of Share Capital”) such that immediately following the Variation of Share Capital, the authorized share capital of the Company shall be changed from USD 250,000,000.00 divided into 156,250,000,000 ordinary shares of par value USD 0.0016 each, to USD 250,000,000.00 divided into 151,250,000,000 class A ordinary shares of par value USD 0.0016 each and 5,000,000,000 class B ordinary shares of par value USD 0.0016 each; (b) by a special resolution to approve the adoption of the new Amended and Restated Memorandum and Articles of Association of the Company in the form attached herein and that the Company’s currently effective Amended and Restated Memorandum and Articles of Association be amended and restated by the deletion in their entirety and the substitution in their place of the new Amended and Restated Memorandum and Articles of Association to reflect the Variation of Share Capital and to consent to any variation or abrogation of rights as a result thereof; ((a) and (b) above are collectively referred to as the “Adoption of Dual-Class Structure”) and (c) by a special resolution to authorise the directors of the Company to effect the Adoption of Dual-Class Structure, and to take all such actions (including without limitation, to determine the effective date of the Adoption of Dual-Class Structure) as they may consider necessary or desirable in connection with the implementation of the Adoption of Dual-Class Structure.

	23,294,433	20,845	59

5. Proposal Five – The Repurchase and New Issuances of Ordinary Shares to Certain Shareholders

Resolution(s)	For	Against	Withheld/ Abstain
Proposal Five: By an ordinary resolution and conditional upon the effectiveness of the Adoption of Dual-Class Structure, to approve the repurchase of certain fully-paid Class A Ordinary Shares out of the proceeds of the fresh issuance of certain Class B Ordinary Shares as follows:

Name of Shareholder	Number of Existing Shares held	Number of Shares to be repurchased after giving effect to the Adoption of Dual-Class Structure	Number of Shares to be issued after giving effect to the Adoption of Dual-Class Structure
Jian Chen	6,934,884 Ordinary Shares	6,934,884 Class A Ordinary Shares	6,934,884 Class B Ordinary Shares
Superego Pulse Limited	724,651 Ordinary Shares	724,651 Class A Ordinary Shares	724,651 Class B Ordinary Shares	23,294,825	20,461	51

6. Proposal Six – The Share Consolidations

Resolution(s)	For	Against	Withheld/ Abstain

Proposal Six: By an ordinary resolution, (a) to approve a share consolidation of the Company’s issued and unissued ordinary shares (including class A ordinary shares and class B ordinary shares, if any) at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-two hundred and fifty (250) (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the Board of directors of the Company in its sole discretion within one year after the date of passing of these resolutions (the “Share Consolidation”) provided that the aggregate ratio shall not exceed one (1)-for-two hundred and fifty (250) and that no fractional share shall arise from the Share Consolidation, and (b) to authorize the Company to round up any fractional shares resulting from the Share Consolidation to the nearest whole ordinary share, and to authorize the Board of directors to do all other such acts and things as the Board of directors considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidations, including determining the exact ratio for the Share Consolidation and the exact effective date of the Share Consolidation and instructing the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation.

	23,306,270	8,577	490

7. Proposal Seven – The Name Change

Resolution(s)	For	Against	Withheld/ Abstain
Proposal Seven: By a special resolution, (a) to approve a change of the name of the Company (the “Name Change”) from “U-BX Technology Ltd.” to “MindForge Inc.”; (b) to authorize the directors of the Company to apply to the Registrar of Companies of the Cayman Islands for the Name Change; and that the directors be further authorised, at their sole discretion, to determine not to proceed with the change of name if, in their opinion, it is no longer desirable or in the best interests of the Company to do so within one year after the date of passing of these resolutions; and (c) to approve the adoption of another new Amended and Restated Memorandum and Articles of Association of the Company in the form attached herein and that the Company’s then effective Amended and Restated Memorandum and Articles of Association be amended and restated by the deletion in their entirety and the substitution in their place of the new Amended and Restated Memorandum and Articles of Association to reflect the Name Change, if applicable.	23,306,766	1,974	6,597

8. Proposal Eight – Adjourn of the Annual General Meeting

Resolution(s)	For	Against	Withheld/ Abstain
Proposal Eight: By an ordinary resolution, to adjourn the meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposals One to Seven.	23,295,479	13,678	6,181

The Company’s Amended and Restated Memorandum and Articles of Association is filed as Exhibit 3.1 to this Current Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Fourth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

U-BX Technology Ltd.

By:	/s/ Jian Chen
Name:	Jian Chen
Title:	Chief Executive Officer and Director

Date: November 6, 2025